Exhibit 99.1

Allot Communications Completes Acquisition of Oversi Networks

Allot now enables operators to implement comprehensive video strategies by integrating caching with a full portfolio of video services

Hod Hasharon, Israel, September 4, 2012 - Allot Communications Ltd. (NASDAQ: ALLT), a leading global provider of service optimization and revenue generation solutions for fixed and mobile data networks, today announced it has completed its acquisition of Oversi Networks.  Oversi is a global provider of rich-media caching and content delivery solutions for Internet video and peer-to-peer (P2P) traffic. The agreement was announced on July 31, 2012.

The Oversi Networks acquisition further enhances Allot’s vision to integrate the widest range of critical value-added services in its industry-leading Allot Service Gateway.  Allot now enables operators to implement comprehensive video strategies by integrating caching with a portfolio of video services including video optimization, analytics and tight integration with both policy and charging. The Allot Service Gateway enables wireless and wireline service providers worldwide to quickly and efficiently drive new revenue sources and to effectively manage the ever-increasing volume of video traffic on their networks.

Oversi's innovative caching and acceleration solutions help both fixed and mobile service providers to relieve the heavy network congestion associated with Internet video traffic.   Its technology identifies popular content and caches it at the edge of the network, therefore achieving significant bandwidth saving and minimizing long delays in Video delivery and enabling the operator to better monetize the flood of video.   The end result is a dramatic improvement in the subscribers’ quality of experience (QoE) for video applications. Oversi's solution has been widely deployed at several large and medium service providers to date.

About Allot

Allot Communications Ltd. (NASDAQ, TASE: ALLT)  is a leading global provider of intelligent solutions to optimize and monetize over-the-top Internet traffic in fixed and mobile broadband networks and large enterprises. Allot Service Gateway offers service providers a broad range of value-added services in a single platform, which include the analytics, policy control, video optimization, video caching  and charging that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company's plans, objectives and expectations for future operations, including without limitation the company’s integration vision and expected revenues and operating expenses in connection with the acquisition described in this press release. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the integration of Oversi Networks’ technology, business, and operations with those of the company, increased demand for video optimization solutions in mobile networks, changes in general economic and business conditions and, specifically, a decline in demand for the company’s products; the company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors are discussed under the heading "Risk Factors" in the company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

Public Relations Contact:
Maya Lustig
Director of Corporate Communications
International access code + 972 9 761 6851
International access code + 972 54 677 8100
mlustig@allot.com